Exhibit 4.19

Certain confidential information contained in this document, marked by brackets, was omitted because it is both (i) not material and

(ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this document.

LOAN AND PLEDGE AGREEMENT

This LOAN AGREEMENT (“Agreement”) is made as of February 2, 2021 (the “Effective Date”), by and among:

(1)	Medigus Ltd., a public company incorporated and registered under the laws of the State of Israel, whose registered office is at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel with a registration number 512866971 (“Lender”) on the one hand;

(2)	Smart Repair Pro, Inc., a private corporation incorporated under the laws of the State of California ,whose registered office is at 5216 Sale Avenue Woodland Hills CA 91364, United States with a registration number C4094119 (“Pro” or the “Borrower”); and

(3)	Julia Gerasimova, stockholder of Pro (the “Stockholder”) on the other hand.

R E C I T A L S

WHEREAS, the Borrower, Lender, and Stockholders are a party to a Common Stock Purchase Agreement dated October 8, 2020 (the “Purchase Agreement”), providing inter alia, that Lender may at its sole discretion extend additional financing to Borrower for the purpose of acquiring additional Amazon stores (the “Additional Financing”);

WHEREAS, Borrower desire to purchase [***] and [***], online stores, and to obtain Additional Financing in connection with such acquisition;

WHEREAS, in accordance with the Purchase Agreement, the Additional Financing shall be secured by a first degree fixed charge upon Pro online stores, a first degree fixed charge over the shares of common stock of Pro held by the Stockholder, (including [***] and [***] once acquired), and a floating charge over Pro’s available cash and cash equivalents;

WHEREAS, the Borrower desires to obtain a Loan (as hereinafter defined) from the Lender in connection thereto and the Borrower, desires to pledge by way of a fixed charge and grant the Lender a first priority security interest in each of the Borrower’s online stores, as well as a floating charge and grant the Lender a first priority floating security interest in each of the Borrower’s available cash and cash equivalents to secure all amounts without limitation, including principal and any interest due or to become due and liable to the Lender on account of the Loan and Loan Amount (the “Borrower Secured Obligations”);

WHEREAS, the Stockholder, desires to pledge by a first ranking fixed pledge and charge to the Lender and grant the Lender a first priority security interest in each of the Stockholder’s shares of common stock in Pro to secure all amounts without limitation, including principal and any interest due or to become due and liable to the Lender from the Borrower on account of the Loan and Loan Amount (the “Stockholder Secured Obligations” and together with the Borrower Secured Obligations, the “Secured Obligations”); and

WHEREAS, Lender is willing to make the Loan to the Borrower subject to and in accordance with the terms of this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1.	The Loan

1. 1	Subject to the terms herein, the Lender shall provide the Borrower with a loan in the aggregate principal amount of US $560,000 (the “Loan” and the “Loan Amount” respectively).

1.2	The Loan Amount shall bear compounding interest at the rate of 4% per annum, compounding annually commencing has of the date hereof (the “Interest”).

2.	Repayment. Subject to paragraph 6 below (Events of Default), the Borrower shall repay the Loan Amount and all accrued interest therefor on the fifth anniversary of the Effective Date (the “Repayment Date”).

3.	Payment. Borrower will make its payment under the Agreement for value on the Repayment Date in United States Dollars to the Lender at such account as the Lender may notify to the Borrower. If the payment becomes due on a day which is not a business day, the due date of the payment will be extended to the next business day in the same calendar month (if there is one) or the preceding business day (if there is not). Borrower will make the payment under or in respect of the Loan without set-off or counterclaim and free and clear of any withholding or deduction. If Borrower is required to make any such withholding or deduction, Borrower shall pay such additional amounts so that the Lender receives and retains a net amount equal to the full Loan Amount and interest which would have been received had no such withholding or deduction been made. For the avoidance of doubt, Lender may offset the then applicable Loan Amount including principal from any monetary obligations owed by Lender to Borrower.

4.	Default Interest. In the event that the Borrower fails to repay the Loan on the Repayment Date, the Borrower shall pay an additional default interest at a rate of 7.00% (the “Default Interest”), commencing on the Repayment Date and ending upon full repayment of the Loan including any accrued Interest and Default Interest.

5.	Covenants. During the term of this Loan, Borrower shall comply with the following covenants:

5.1	Borrower shall maintain proper books and records of account in accordance with the accounting standards used by Borrower in the preparation of its financial statements (the “Financial Statements”);

5.2	Borrower shall promptly provide to the Lender any and all unaudited financial information reasonably requested by the Lender;

5.3	Borrower shall, at any time during regular business hours, and as often as reasonably requested, permit the Lender or its agent, or representative to examine the books and records of Borrower and to discuss the affairs, finances and accounts of Borrower with any of its officers and/or directors;

5.4	Borrower shall not issue indebtedness of any kind, or otherwise become obligated under indebtedness that shall rank senior to this Loan, without the prior written consent of the Lender; and

5.5	Without the prior written consent of the Lender, the Borrower shall not issue any guarantee or otherwise become secondarily liable on the undertaking of another person or corporate entity.

5.6	Borrower must refrain from passing any resolution or take any corporate action in order to change its field of activity or repurpose its assets of any kind to promoting a field of activity which was not pursued by Borrower upon the Effective Date without Lender’s prior consent.

5.7	Borrower shall repay the Loan Amount and all Interest accrued thereon prior in preference to any dividend distribution and any other indebtedness of the Borrower.

6.	Events of Default. In the event of one or more of the following (each an “Event of Default”):

6.1	Borrower fails to pay any sum under this Agreement on the Repayment Date or fails in any material respect to comply with any provision of this Agreement; or

6.2	Borrower commences negotiations with any one or more of their creditors with a view to the general readjustment or rescheduling of their indebtedness; or

6.3	Borrower makes a general assignment for the benefit of, or a composition with, its creditors; or

6.4	Borrower passes any resolution or takes any corporate action, or a petition is presented or proceedings are commenced, or any action is taken by any person for the winding-up, dissolution, or re-organization or for the appointment of a liquidator, receiver, trustee or similar officer of Borrower or of any or all of its revenues or assets; or

6.5	Any distress, execution, attachment or other legal process is levied, or enforced on or sued against all or any material part of the property or assets of Borrower;

then at any time thereafter the Lender may, by written notice to Borrower, terminate all its obligations under this Agreement, demand immediate repayment of the Loan with accrued interest without any additional notices or actions. Borrower shall comply with all such demands immediately and undertake any measures required to transfer ownership of such securities as soon as practicably possible.

7.	Pledges.

7.1	Stockholder Secured Obligations. As a security for the full and timely payment of all amounts by the Borrower to the Lender as provided in this Agreement relating to the Stockholder Secured Obligations, Stockholder hereby absolutely and unconditionally pledges and charges and first ranking assignment by way of security in accordance with the terms and conditions this Agreement all of her respective shares of common stock of Pro (the “Stockholder Pledged Rights”).

7.2	Borrower Secured Obligations. As a security for the full and timely payment of all amounts by the Borrower to the Lender as provided in this Agreement relating to the Borrower Secured Obligations, the Borrower hereby absolutely and unconditionally pledges and charges and first ranking assignment by way of fixed pledge and security over the Borrower online stores (including [***] and [***] once acquired), and a floating pledge and security over the current and future cash and cash equivalents of Borrower (the “Borrower Pledged Rights” and together with the Stockholder Pledged Rights, the “Pledged Rights”).

7.3	Stockholder and Borrower undertake to execute and deliver any documents and instruments and to do and to cause to be done all such acts necessary for the filing, perfecting, maintaining, protecting, registering or exercising the Pledged Rights within the timeframe provided under applicable law, and to pay all fees and charges with respect to all such filings and submission if required.

7.4	Event of Default. Lender shall be entitled to demand the immediate payment of Secured Obligations immediately upon the occurrence of an Event of Default, in which case Borrower and the Stockholder undertake to pay the Lender all of the Secured Obligations, and the Lender shall be entitled to take whatever steps it sees fit for the collection of the Secured Obligations from the Stockholder and the Borrower, jointly and severally, and to realize at Borrower’s expense, the Pledged Rights by any means allowed in accordance with applicable law, without requiring additional consent from Borrower and the Stockholder.

7.5	Realization of the Pledged Rights. Upon the occurrence of an Event of Default, Lender may exercise its rights as pledgee available under applicable law, including without limitation by selling the Stockholder’s shares of common stock in the Borrower, transferring the title of such to Lender as payment of all or part of the outstanding Secured Obligations, or act generally in relation to the Pledged Rights in such manner as Lender shall determine. Nothing contained herein shall derogate from any other right or remedy available to Lender under applicable law in relation to the Borrower or the Stockholder. The Pledged Rights which been granted to the Lender under this Agreement shall be continuing and revolving securities and shall remain in force until all Secured Obligations have been fully discharged and the Lender has certified in writing that the Agreement is null.

8.	Costs and expenses. Each party to this Agreement will bear its own costs including legal fees incurred in connection with the preparation and negotiation of this Agreement.

9.	Assignment. Borrower and Stockholder may not assign any interest, right or obligation under this Agreement without the prior written consent of the Lender other than assignments to an Affiliate (as such term is defined in the Purchase Agreement). Lender shall be entitled to assign its interest, rights and obligation under this Agreement upon notice to Borrower and the Stockholder.

10.	Notices. Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by email or letter. The contact details for any communication or document to be made or delivered under or in connection with this Agreement are as detailed in the preamble to this Agreement.

Any party to this Agreement may change its contact details by giving three business days’ notice to each other party. Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective if by way of email, at the time of transmission, or, if by way of letter, when it has been left at the relevant address or two business days after being deposited in the post postage prepaid in an envelope addressed to it at that address. Any communication or document to be made or delivered to the Lender will be effective only when actually received by the Lender.

11.	Partial Invalidity. If at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

12.	Amendment. No modification or variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties to this Agreement. For the avoidance of doubt, no modification or variation of this Agreement shall be valid if made by email. Unless expressly so agreed, no modification or variation of this Agreement shall constitute or be construed as a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under this Agreement which have already accrued up to the date of such modification or waiver, and the rights and obligations of the parties under this Agreement shall remain in full force and effect, except and only to the extent that they are so modified or varied.

13.	Remedies and waivers. No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

14.	Counterparts. This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

15.	Governing Law and Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Israel. All disputes arising out of or in connection with the Agreement shall be submitted to the Tel-Aviv District Courts.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

BORROWER:		LENDER:

Smart Repair Pro, Inc.		Medigus Ltd.

By:	/s/ Victor Hacmon	By:	/s/ Medigus Ltd.
Name:	Victor Hacmon	Name:	Liron Carmel
Title:	Chief Executive Officer	Title:	Chief Executive Officer

STOCKHOLDER:

/s/ Julia Gerasimova
Julia Gerasimova

[Signature Page to Loan Agreement dated February 2021]